# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SoundThinking, Inc., CIK 0001351636
CUSIP: 82536T107
Title of class of securities: Common stock, par value $0.005 per share
Address of issuer's principal executive offices: 39300 Civic Center Dr., Suite 300, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 09/28/2026
Filed by CIK 0002157650
Persons authorized to receive notices and communications: Russell Roenick, Transom Capital Group, 100 N. Pacific Coast Highway, Suite 1725, El Segundo, California (CA), 90245, (310) 407-0940

## Reporting persons
- Transom Capital Public Fund, LP (CIK 0002157650): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 153,423; sole dispositive power 0; shared dispositive power 153,423; aggregate amount beneficially owned 153,423 (1.16% of the class)
  Comment: The percent of class is calculated based upon 13,240,512 shares of Common Stock outstanding as of September 24, 2026, as reported in Section 4.7(b) of the Agreement and Plan of Merger, dated as of September 28, 2026, filed on September 29, 2026 as Exhibit 2.1 to the Issuer's Current Report on Form 8-K.
- Transom Capital Public Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 153,423; sole dispositive power 0; shared dispositive power 153,423; aggregate amount beneficially owned 153,423 (1.16% of the class)
  Comment: The percent of class is calculated based upon 13,240,512 shares of Common Stock outstanding as of September 24, 2026, as reported in Section 4.7(b) of the Agreement and Plan of Merger, dated as of September 28, 2026, filed on September 29, 2026 as Exhibit 2.1 to the Issuer's Current Report on Form 8-K.
- Russell Roenick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 153,423; sole dispositive power 0; shared dispositive power 153,423; aggregate amount beneficially owned 153,423 (1.16% of the class)
  Comment: The percent of class is calculated based upon 13,240,512 shares of Common Stock outstanding as of September 24, 2026, as reported in Section 4.7(b) of the Agreement and Plan of Merger, dated as of September 28, 2026, filed on September 29, 2026 as Exhibit 2.1 to the Issuer's Current Report on Form 8-K.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.005 per share
Name of issuer: SoundThinking, Inc.
Address of issuer's principal executive offices: 39300 Civic Center Dr., Suite 300, Fremont, California (CA), 94538

## Item 2. Identity and Background
Name of person filing:
This Statement is being jointly filed by each of the following persons (individually as a "Reporting Person" and collectively as the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i) Transom Capital Public Fund, LP ("Transom Public Fund");
(ii) Transom Capital Public Fund GP, LLC ("Transom Public Fund GP"); and
(iii) Russell Roenick.

Transom Public Fund GP is the sole general partner of Transom Public Fund. Russell Roenick is the sole managing member of Transom Public Fund GP.
Residence or business address: The address of the principal business and principal office of Transom Public Fund, Transom Public Fund GP and Russell Roenick is c/o Transom Capital Group, 100 North Pacific Coast Highway, Suite 1725, El Segundo, CA 90245. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.
Present principal occupation or employment: The principal business of Transom Public Fund is to make investments primarily in equity or equity-oriented securities of companies in, among other sectors, the software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of Transom Public Fund GP consists of performing the functions of, and serving as, the general partner of Transom Public Fund, making capital contributions to Transom Public Fund and doing all things necessary or incidental thereto. The principal occupation of Russell Roenick is serving as the co-founder and a managing partner of Transom Capital Group, LLC, a Los Angeles-based private equity management firm.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses of the Reporting Persons set forth in row (6) of the cover pages hereto are incorporated by reference into this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock reported hereunder for investment purposes but the Reporting Persons and certain of their affiliates have continuously evaluated the Issuer's businesses, results of operations, and prospects.

Agreement and Plan of Merger

On September 28, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Transom Signal AcquireCo, LLC, a Delaware limited liability company ("Parent"), and Transom Signal MergerSub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"). Parent and Merger Sub are affiliates of and commonly controlled with the Reporting Persons. Terms used but not defined within this description of the Merger Agreement shall have the meanings set forth in the Merger Agreement.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Parent will cause Merger Sub to commence a tender offer (the "Offer") no later than fifteen (15) business days after the date of the Merger Agreement, to purchase any and all of the shares of Common Stock, other than certain exceptions, for (i) $8.00 per share of Common Stock, plus (ii) one non-transferable contingent value right per share of Common Stock, which represents a right to receive up to $3.00, upon the achievement of specified milestones. The Offer will remain open for twenty (20) business days, subject to extension under certain circumstances. The source of funds required to consummate such Offer is expected to come from committed capital provided by an affiliate of Parent and Merger Sub and debt incurred by Parent, Merger Sub or one of their affiliates.

Following the consummation of the Offer, and subject to the satisfaction or waiver, to the extent permitted under applicable legal requirements, of certain conditions set forth in the Merger Agreement, Parent, Merger Sub and the Issuer will, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, without a vote of the stockholders of the Issuer, effect a merger of Merger Sub with and into the Issuer (the "Merger" and, together with the Offer, the "Transactions"), with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent.

The obligations of Merger Sub to accept for purchase, and pay for, shares of Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer are subject to satisfaction or waiver of certain customary conditions, including that there have been validly tendered and not validly withdrawn shares of Common Stock that would result in beneficial ownership by Parent and its Affiliates of more than 50% of the Common Stock outstanding at the time of expiration of the Offer.
If the Offer and the Merger are consummated, the Common Stock will cease to be registered under Section 12 of the Exchange Act, and the Issuer will become privately held as a subsidiary of Parent.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Tender and Support Agreement

Simultaneously with the execution of the Merger Agreement, Veradace Partners, LP ("Veradace") entered into a Tender and Support Agreement (the "Tender and Support Agreement") with Parent and Merger Sub. Veradace beneficially owns approximately 15.8% of the outstanding shares of Common Stock of the Issuer. Terms used but not defined within this description of the Tender and Support Agreement shall have the meanings set forth in the Tender and Support Agreement.

Pursuant to the Tender and Support Agreement, Veradace has agreed, among other things, to (1) validly tender its Subject Shares (as defined in the Tender and Support Agreement) into the Offer and not withdraw such shares, (2) vote its Subject Shares against any competing takeover proposal and other actions that would impede the Transactions, and (3) not transfer its Subject Shares, in each case subject to certain exceptions. The Tender and Support Agreement also contains customary non-solicitation and other obligations and terminates automatically upon the valid termination of the Merger Agreement or certain other events described therein.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Tender, Support and Reinvestment Agreement

Concurrently with the execution of the Merger Agreement, Gary M. Lauder and certain affiliated stockholders (the "Lauder Stockholders") of the Issuer entered into a tender, support and reinvestment agreement (the "Tender, Support and Reinvestment Agreement") with Parent, Merger Sub and certain of Parent's affiliates. These stockholders beneficially own approximately 17.0% of the outstanding shares of Common Stock of the Issuer. Terms used but not defined within this description of the Tender, Support and Reinvestment Agreement shall have the meanings set forth in the Tender, Support and Reinvestment Agreement.

Pursuant to the Tender, Support and Reinvestment Agreement, the Lauder Stockholders have agreed, among other things, and subject to the terms and conditions of the Tender, Support and Reinvestment Agreement, to (1) validly tender their Subject Shares (as defined in the Tender, Support and Reinvestment Agreement) into the Offer and not withdraw such shares, (2) vote their Subject Shares against any competing takeover proposal and other actions that would impede the Transactions, (3) not transfer their Subject Shares, in each case subject to certain exceptions, and (4) following the effective time of the Merger, purchase equity interests of Transom Signal HoldCo, Inc., a Delaware corporation, in exchange for an aggregate amount of cash calculated to result in the applicable stockholders holding, in the aggregate, an agreed percentage of the equity interests of Transom Signal TopCo, LP, a Delaware limited partnership ("Topco"), and immediately thereafter contribute such equity interests to Topco in exchange for equity interests of equivalent value in Topco. The Tender, Support and Reinvestment Agreement also contains customary non-solicitation and other obligations and terminates automatically upon the valid termination of the Merger Agreement or certain other events described therein.

The foregoing description of the Tender, Support and Reinvestment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender, Support and Reinvestment Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover pages to this Schedule 13D is incorporated by reference into this Item 5.

The reported securities are directly held by Transom Public Fund, and in the aggregate represent approximately 1.16% of the outstanding Common Stock based on 13,240,512 shares of Common Stock outstanding as of September 24, 2026, as reported in Section 4.7(b) of the Agreement and Plan of Merger, dated as of September 28, 2026, filed on September 29, 2026 as Exhibit 2.1 to the Issuer's Current Report on Form 8-K.

In addition, as a result of the matters described in Item 4 above, the Reporting Persons and certain stockholders of the Issuer, including the Lauder Stockholders and Veradace, may collectively be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. Based upon information provided to the Reporting Persons by the Lauder Stockholders and Veradace, such group would collectively beneficially own 4,498,634 shares of Common Stock, which represents approximately 34.0% of the Issuer's outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of shares of Common Stock beneficially owned by the Lauder Stockholders and Veradace, which are not included in the securities reported on this Schedule 13D. In this regard, Gary M. Lauder and his applicable affiliates and Veradace Capital and its applicable affiliates are each filing a separate Schedule 13D (including, in the case of Veradace, an amendment to its Schedule 13D) that reports each of their own holdings of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the reported securities, or a member of a Section 13(d) group with respect to the Issuer's securities, for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages hereto and Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Item 4 above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement and Plan of Merger, dated as of September 28, 2026, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed with the Commission on September 29, 2026).

Exhibit 99.2 Tender and Support Agreement, dated as of September 28, 2026, by and among Veradace, Parent and Merger Sub (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Commission on September 29, 2026).

Exhibit 99.3 Tender, Support and Reinvestment Agreement, dated as of September 28, 2026, by and among the Lauder Stockholders, Parent, Merger Sub and certain of Parent's affiliates (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the Commission on September 29, 2026).

Exhibit 99.4 Joint Filing Agreement.

## Signatures
- Transom Capital Public Fund, LP: /s/ Russell Roenick, Russell Roenick, sole managing member of Transom Capital Public Fund GP, LLC, its general partner (09/30/2026)
- Transom Capital Public Fund GP, LLC: /s/ Russell Roenick, Russell Roenick, sole managing member (09/30/2026)
- Russell Roenick: /s/ Russell Roenick, Russell Roenick (09/30/2026)